Exhibit 99.1

ARIS MINING ANNOUNCES FULL-YEAR 2024 EARNINGS RELEASE DATE

Vancouver, Canada, February 20, 2025 – Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) will publish its full-year 2024 financial results after market close on Wednesday, March 12, 2025 and host a conference call on Thursday, March 13, 2025, at 9:00 am ET/6:00 am PT to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10196813&linkSecurityString=fe7ce07958). Once registered, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | FY 2024 Conference Call (https://event.choruscall.com/mediaframe/webcast.html?webcastid=GnSHco2P)

Conference Call

•         Toll-free North America: +1-844-763-8274

•         International: +1-647-484-8814

Audio Recording

•         After the call, an audio recording will be available via telephone until end of day March 20, 2025.

•         Toll-free in the US and Canada: +1-855-669-9658

•         International: +1-412-317-0088; and using the access code: 2571874

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation (https://aris-mining.com/investors/events-presentations/).

About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 450,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Lower Mine, which is expected to ramp up in 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel	Lillian Chow
Senior Vice President, Capital Markets	Director, Investor Relations & Communications
+1.917.847.0063	info@aris-mining.com

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